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                               SECURITIES AND EXCHANGE
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                Commission File Number 333-61386

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

For Period Ended: March 31, 2002
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR

      For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                  PART I
                          REGISTRANT INFORMATION



Full Name of Registrant   Advanstar, Inc.
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Former Name if Applicable

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Address of principal executive office (STREET AND NUMBER)
545 Boylston Street
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City, state and zip code   Boston, Massachusetts
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                                    PART II
                            RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                PART III
                                NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The registrant needs more time to the complete its consolidated financial statements for the quarter ended March 31, 2002 because the registrant's review process with its independent public accountant could not be completed within the prescribed time period without the registrant incurring unreasonable effort or expense. Therefore, the registrant could not file its Form 10-Q for the quarter ended March 31, 2002 within the prescribed time period without incurring unreasonable effort or expense. The registrant expects to be able to file such Form 10-Q within the additional time allowed for such filing pursuant to Rule 12b-25 of the rules and regulations promulgated by the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended.

                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

         David W. Montgomery                  218              723-9222
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                    (Name)                (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
is not, identify report(s).                           /X/ Yes  / / No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     / / Yes  /X/ No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Advanstar, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date   May 16, 2002                   By   /s/ DAVID W. MONTGOMERY
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                                             Name:  David W. Montgomery
                                             Title: Vice President-Finance,
                                                    Secretary and Chief
                                                    Financial Officer